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                                                             Exhibit (a)(1)(GGG)

                         [LETTERHEAD OF OMNICARE, INC.]

Omnicare                                                            news release
================================================================================

               Omnicare to Acquire NCS HealthCare for $460 Million

COVINGTON, Ky., December 18, 2002 -- Omnicare, Inc. (NYSE: OCR) today announced that it has executed an agreement to acquire NCS HealthCare, Inc. (NCSS.OB), the fourth largest institutional pharmacy provider in the United States, for $5.50 per share in cash and the repayment of NCS debt in a transaction with an enterprise value of approximately $460 million (before taking into account excess cash at NCS). The transaction was unanimously approved by the boards of directors of both Omnicare and NCS.

The transaction will enhance Omnicare's position as a leading provider of pharmacy services for the elderly by combining NCS's approximately 199,000 residents served with the approximately 746,000 residents already served by Omnicare. The combined company will have a nationwide network of pharmacies serving long-term care providers in 47 states. Based upon results for Omnicare and NCS for the quarter ended September 30, 2002, Omnicare's combined annualized revenues will approximate $3.3 billion.

Under the terms of the merger agreement, Omnicare will amend its outstanding tender offer for all of the outstanding shares of NCS on or about December 23, 2002 to reflect the terms of the agreement. The merger, which has already cleared the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, is expected to close early in the first quarter of 2003. Given the significant economies of scale and cost synergies anticipated from the acquisition, it is expected that it will be accretive to Omnicare's diluted earnings per share in 2003 and beyond.

Joel F. Gemunder, president and chief executive officer of Omnicare, said, "We are very pleased to add NCS to Omnicare's organization. This transaction will deliver substantial value to the stockholders of both companies. It significantly expands Omnicare's presence in the long-term care market and will allow us to realize significant economies of scale. Additionally, the transaction will enable us to bring Omnicare's advanced clinical programs, including our proprietary formulary, the Omnicare Geriatric Pharmaceutical Care Guidelines'r', and health management programs, to NCS's client facilities and the residents that they serve. We look forward to working with NCS and its management team to ensure a rapid and seamless integration of the two companies."

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NCS HealthCare provides pharmaceutical and related services to long-term care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS serves approximately 199,000 residents of long-term care facilities in 33 states and manages hospital pharmacies in 10 states.

About the Company

Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 746,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Statements in this press release concerning the transaction value of the NCS acquisition; Omnicare's business outlook or position or future economic performance; the expected benefits from the NCS acquisition, including its impact on Omnicare's revenues and earnings, economies of scale, and cost synergies; the timing of and ability to successfully conclude a transaction with NCS; the benefits that the transaction brings to the stockholders of Omnicare and NCS; the benefits from providing Omnicare's clinical services to NCS's facilities and their residents; and the timing and ability to integrate the two companies, together with other statements that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the realization of anticipated revenues, economies of scale, cost synergies and profitability; the successful integration of APS and other acquired companies; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in governmental reimbursement to customers and to Omnicare as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including NCS, and the ability to realize anticipated economies of scale and cost synergies; pricing and other competitive factors in the industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce

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revenues in future periods; the ability to attract and retain needed management;
the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.

                                       ###

Contacts:

Cheryl D. Hodges Omnicare, Inc.          Joele Frank / Andy Brimmer Joele Frank,
(859) 392-3331                           Wilkinson Brimmer Katcher
                                         (212) 355-4449, ext. 121